UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-38294

TORM plc

4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwriting Agreement

On September 14, 2026, TORM plc (the “Company”), OCM Njord Holdings S.à r.l., a company indirectly owned by funds managed by Oaktree Capital Management, L.P. and its affiliates (the “Selling Shareholder”), and J.P. Morgan Securities LLC (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Selling Shareholder agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Selling Shareholder, subject to and upon the terms and conditions set forth therein, 9,000,000 of the Company’s Class A common shares, par value $0.01 per share (the “Shares”). The Selling Shareholder also granted the Underwriter a 30-day option to purchase up to an additional 1,350,000 Class A common shares offered in this offering. The offering of the Shares was registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-283943) filed with the U.S. Securities and Exchange Commission (the “Commission”). The Company did not receive any proceeds from the sale of the Shares by the Selling Shareholder. The Shares were delivered on September 16, 2026.

The foregoing description of the Underwriting Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated herein by reference.

Press Releases

On September 15, 2026, the Company issued a press release announcing the pricing of the offering of the Shares. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

On September 16, 2026, the Company issued a press release announcing the closing of the offering of the Shares. A copy of the press release is filed as Exhibit 99.2 to this Current Report on Form 6-K and incorporated herein by reference.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283943) that was filed with the Commission effective December 19, 2024.

Exhibit	Description
1.1	Underwriting Agreement, dated as of September 14, 2026, among TORM plc, OCM Njord Holdings S.à r.l. and J.P. Morgan Securities LLC, as representative to the several Underwriters named therein.
5.1	Opinion of Watson Farley & Williams LLP, dated as of September 16, 2026, relating to certain matters under English Law.
23.1	Consent of Watson Farley & Williams LLP (included as part of Exhibit 5.1).
99.1	Press release, dated September 15, 2026
99.2	Press release, dated September 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC
Dated: September 16, 2026
	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer